EXHIBIT 19

Approved by: Board of Directors	File: Securities Trades
Date: December 21, 1990
Revision: (1) January 19, 2011 (2) January 23, 2012 (3) November 25, 2024	Page 1 of 12

POLICY REGARDING INSIDER TRADING AND CERTAIN
TRANSACTIONS IN COMPANY SECURITIES

1.	SCOPE
This policy provides guidelines to the officers and directors of The York Water Company (the “Company”) and its subsidiaries with respect to transactions in the Company’s securities. Officers and directors are individually responsible for complying with this Policy.
This Policy also imposes specific black-out period and pre-clearance procedures on directors, officers and certain other designated employees who receive or have access to Material Nonpublic Information (as defined below) regarding the Company and/or are subject to the reporting provisions and trading restrictions of Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”).

2.	PURPOSE
The Company has adopted this policy and the procedures set forth herein to prevent illegal insider trading and to assist the directors and officers in complying with their obligations under the federal securities laws.

3.	APPLICABILITY
This Policy applies to all transactions in the Company’s securities, including common stock, restricted stock, restricted stock units, options and warrants to purchase common stock and any other debt or equity securities the Company may issue from time to time, such as bonds, preferred stock and convertible debentures, as well as to derivative securities relating to the Company’s securities, whether or not issued by the Company, such as exchange-traded options.
This Policy applies to (a) officers and directors of the Company, (b) employees, officers and directors of the Company’s subsidiaries who receive or have access to Material Nonpublic Information (as defined below), and (c) members of their immediate families who reside with them or anyone else who lives in their household and family members who live elsewhere but whose transactions in Company securities are directed by them or subject to their influence and control (collectively referred to as “Family Members”). Directors, executive officers and certain other employees are subject to the Blackout Period provisions described in Section 6.vii and the pre-clearance provisions described in 6.viii. Each designated employee, officer and director is responsible for making sure that the purchase or sale of any security covered by this policy by any such person complies with this policy.
This Policy also applies to Material Nonpublic Information relating to other companies, including the Company’s customers, vendors or suppliers (“business partners”), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. All persons covered by this Policy should treat Material Nonpublic Information about the Company’s business partners with the same care required with respect to information related directly to the Company.
The current “Insider Trading Compliance Officer” referred to herein is the Chief Financial Officer of the Company. In the absence or unavailability of the Chief Financial Officer and with respect to trades by the Chief Financial Officer, the Chairman and Chief Executive Officer may act as the Insider Trading Compliance Officer.
4.	DEFINITION OF MATERIAL NONPUBLIC INFORMATION
It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to a reasonable investor in making a voting decision or an investment decision to buy, hold or sell securities. Any information that could be expected to affect the market price of the Company’s securities, whether such information is positive or negative, should be considered material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions as to the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.
While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information include:
•	Financial results;
•	Projections of future earnings or losses;
•	News of a pending or proposed merger, acquisition or tender offer;
•	News of a pending or proposed acquisition or disposition of significant assets;
•	Actions of regulatory agencies;
•	News of a pending or proposed acquisition or disposition of a subsidiary;
•	Impending bankruptcy or financial liquidity problems;
•	Gain or loss of a significant customer or supplier;
•	Significant supply problems;
•	Significant pricing changes;
•	Stock splits and stock repurchase programs;
•	New equity or debt offerings;
•	Significant litigation exposure due to actual or threatened litigation;
•	and Changes in senior management.

“Material Nonpublic Information” is material information that has not been previously disclosed to the general public through a press release or securities filings and is otherwise not generally known or available to the general public.
One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or a filing with the Securities and Exchange Commission (“SEC”)) and the investing public has had time to absorb the information fully. As a general rule, information is considered nonpublic through the second full trading day after the information is released. As used in this Policy, the term “Trading Day” shall mean a day on which national stock exchanges and Nasdaq are open for trading. For example, if the Company announces financial earnings before trading begins on a Tuesday, the first time directors, officers and employees can buy or sell Company securities is the opening of the market on Thursday (assuming they are not aware of other material nonpublic information at that time). However, if the Company announces earnings after trading begins on that Tuesday, the first time directors, officers and employees can buy or sell Company securities is the opening of the market on Friday.
5.	POLICY
General Policy
It is the policy of the Company to oppose the unauthorized disclosure of any nonpublic information acquired in the workplace, the use of Material Nonpublic Information in securities trading, and any other violation of applicable securities laws.
Specific Policies
i.
Trading on Material Nonpublic Information. No director, officer or employee of the Company and its subsidiaries, no Family Member of any such person, and no trust or other entity controlled by any such person shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell (other than pursuant to a trading plan that complies with SEC Rule 10b5-1 pre-cleared by the Company’s Insider Trading Compliance Officer), during any period commencing with the date that he possesses Material Nonpublic Information concerning the Company and ending at the close of business on the second full Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material.

ii.
Short Sales. The Company considers it improper and inappropriate for directors and officers to engage in short-term or speculative transactions in the Company’s securities or in other transactions in the Company’s securities that may lead to inadvertent violations of the insider trading laws.  Accordingly, officers and directors may not engage in short sales of the Company’s securities (sales of securities that are not then owned), including a “sale against the box” (a sale with delayed delivery).

iii.
Standing Orders. Standing orders (which, for purposes of this Policy do not include Rule 10b5-1 Plans, as hereinafter defined) or “limit orders” may be used for periods not longer than five Trading Days. A standing order placed with a broker to sell or purchase stock at a specified price leaves the officer, director or designated employee who placed the standing order with no control over the timing of the transaction. A standing order transaction executed by the broker when the officer, director or designated employee is aware of material nonpublic information may result in unlawful insider trading.

iv.
Publicly Traded Options. Transactions in options are particularly subject to insider trading abuses because they are generally, in effect, bets on the short-term movement of the Company’s stock and therefore create the appearance that the director or employee is trading based on inside information. Transactions in options also may focus the trader’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited for directors, officers and designated employees.

v.
Hedging and monetization transactions prohibited. Because certain forms of hedging or monetization transactions, such as zero cost collars (which is a type of positive-carry collar that secures a return through the purchase of a cap and sale of a floor) and forward sale contracts (which is a private contract between a buyer and seller in which the buyer agrees to buy and the seller agrees to sell a specific quantity of a security at the price and date specified in the contract) involve the establishment of a short position in Company securities and limit or eliminate the ability to profit from an increase in the value of Company securities, all officers, designated employees and Directors are prohibited from engaging in any hedging or monetization transactions involving Company securities.

vi.
Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. A margin sale or foreclosure sale may occur at a time when the pledgor is aware of Material Nonpublic Information or otherwise is not permitted to trade in Company securities pursuant to Blackout Period restriction. Thus, directors, officers and designated employees are prohibited from pledging Company securities as collateral for a margin account or any other loan.

vii.
Trading Blackout Period. To ensure compliance with this Policy and applicable federal securities laws, and to avoid even the appearance of trading on the basis of inside information, the Company requires that certain persons refrain from conducting transactions involving the purchase or sale of the Company’s securities during the Blackout Periods established below. These persons consist of directors, executive officers and all employees designated by the Company’s Insider Trading Compliance Officer and provided notice as subject to the Blackout Period (as defined below) (collectively, “Designated Insiders”) and Family Members of the foregoing. The Designated Insiders are subject to these prohibitions because of their access to internal financial information or other Material Nonpublic Information regarding the Company’s performance during annual and quarterly fiscal periods. Each of the following periods will constitute a “Blackout Period”:

The period commencing on the fifteenth calendar day of the first fiscal month of each fiscal quarter (i.e., January 15, April 15, July 15, and October 15, as applicable) and ending at the close of business on the second full Trading Day following the date of public disclosure of the financial results for the prior fiscal quarter. If such public disclosure occurs on a Trading Day before the markets open, then that day shall be considered the first Trading Day. If such public disclosure occurs after the markets open on a Trading Day, then the date of public disclosure shall not be considered the first Trading Day following the date of public disclosure.
In addition to the Blackout Periods described above, the Company may announce “special” Blackout Periods from time to time. Typically, this will occur when there are nonpublic developments that would be considered material for insider trading law purposes, such as, among other things, developments relating to regulatory proceedings or a major corporate transaction. Depending on the circumstances, a “special” Blackout Period may apply to all Designated Insiders, only a specific group of Designated Insiders, or additional specially designated insiders. The Insider Trading Compliance Officer will provide written notice to Designated Insiders subject to a “special” Blackout Period. Any person made aware of the existence of a “special” Blackout Period should not disclose the existence of the Blackout Period to any other person. The failure of the Company to designate a person as being subject to a “special” Blackout Period will not relieve that person of the obligation not to trade while aware of Material Nonpublic Information. As used in this Policy, the term “Blackout Period” shall mean all periodic Blackout Periods and all “special” Blackout Periods announced by the Company.
The purpose behind the Blackout Period is to help establish a diligent effort to avoid any improper transactions. Trading in the Company’s securities outside a Blackout Period should not be considered a “safe harbor”, and all directors, officers, employeesand other persons subject to this Policy should use good judgment at all times. Even outside a Blackout Period, any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two Trading Days after the date of announcement. Although the Company may from time to time impose special Blackout Periods, because of developments known to the Company and not yet disclosed to the public, each person is individually responsible at all times for compliance with the prohibitions against insider trading.
viii.
Pre-clearance of Trades. The Company has determined that some Designated Insiders as reflected on Exhibit A, as may be updated from time to time, and each of their Family Members must refrain from trading in the Company’s securities, unless they first comply with the Company’s “pre-clearance” process. Each such person must contact the Company’s Insider Trading Compliance Officer not less than two (2) trading days prior to commencing any trade in the Company’s securities. This pre-clearance requirement applies to any transaction or transfer involving the Company’s securities, including a stock plan transaction such as an option exercise, or a gift, transfer to a trust (unless such transfer involves no change of beneficial ownership) or any other transfer.

Designated Insiders must submit a request in writing or in equivalent electronic form to the Insider Trading Compliance Officer for pre-clearance of each proposed trade or transfer. The Insider Trading Compliance Officer is not under any obligation to approve a trade submitted for pre-clearance, and may determine not to permit a trade.
No trade or transfer may be affected until the requesting director, officer or designated employee has received an approval in writing or equivalent electronic form, even if two
(2) trading days have passed since a request was submitted. A pre-clearance is valid for five (5) trading days unless otherwise specified by the Insider Trading Compliance Officer.
Any director, executive officer or Designated Insider who wishes to implement a trading plan under SEC Rule 10b5-1 must first pre-clear the plan with the Insider Trading Compliance Officer. The Insider Trading Compliance Officer will clear or reject a proposed plan within a reasonable period of time, normally within five (5) trading days. A plan may not be entered until the Rule 10b5-1 Plan has been approved, even if five
(5) trading days have passed since the Rule 10b5-1 Plan was submitted. As required by Rule 10b5-1, a director or executive officer or Designated Insider may enter into a trading plan only when he is not in possession of Material Nonpublic Information. In addition, a trading plan may not be entered into during a Blackout Period. A pre- clearance is valid for five (5) trading days unless otherwise specified by the Insider Trading Compliance Officer.

Transactions effected pursuant to a pre-cleared trading plan will not require further pre- clearance at the time of the transaction. See Section 8.v. for more information.
6.	OTHER POLICIES
i.
Tipping. No director, officer or employee of the Company shall disclose or pass on (“tip”) Material Nonpublic Information to any other person, including a Family Member or friend, nor shall such person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.

ii.
Post-Termination Transactions. This Policy continues to apply to transactions in Company securities even after a director, officer or employee has resigned or terminated employment to the extent that the former director, officer or employee is in possession of Material Nonpublic Information. If the person who resigns or separates from the Company is in possession of Material Nonpublic Information at that time, he may not trade in Company securities until that information has become public or is no longer material.

iii.
Communications with the Public. The Company is subject to the SEC’s Regulation FD and must avoid selective disclosure of Material Nonpublic Information. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. Pursuant to Company policy, only persons who have been authorized to engage in communications with the public may disclose information to the public regarding the Company and its business activities and financial affairs. The public includes, without limitation, research analysts, portfolio managers, financial and business reporters, news media and investors. In addition, because of the risks associated with the exchange of information through such communications media, employees are strictly prohibited from posting or responding to messages containing information regarding the Company on Internet “bulletin boards,” Internet “chat rooms” or in similar online forums. Employees who inadvertently disclose any Material Nonpublic Information must immediately advise the Insider Trading Compliance Officer so the Company can assess its obligations under Regulation FD and other applicable securities laws.

iv.
Individual Responsibility. Every director, officer and designated employee has the individual responsibility to comply with this Policy against insider trading, regardless of whether a transaction is executed outside a Blackout Period or is pre- cleared by the Company. The restrictions and procedures are intended to help avoid inadvertent instances of improper insider trading, but appropriate judgment should always be exercised by each director, officer and designated employee in connection with any trade in the Company’s securities.

A director, officer or designated employee may, from time to time, have to forego a proposed transaction in the Company’s securities even if he planned to make the transaction before learning of the Material Nonpublic Information and even though such person believes he or she may suffer an economic loss or forego anticipated profit by waiting.
7.	CERTAIN EXCEPTIONS
i.
Stock Options Exercises. The Company considers that the exercise of stock options (but not the sale of the underlying stock) under the Company’s stock option plans, including through the tender of previously owned shares to the Company, to be exempt from this Policy. This Policy does apply, however, to any sale of stock as part of a broker-assisted “cashless” exercise of an option, or any market sale for the purpose of generating the cash needed to pay the exercise price of an option.

ii.
Restricted Stock. This policy will not apply to the payment of taxes upon the vesting of shares of restricted stock under the Company’s Restricted Stock Plan by surrender of shares of such vesting restricted stock to the Company.

iii.
401(k) Plan. This Policy will not apply to purchases of Company stock in the Company’s 401(k) plan resulting from periodic contributions of money to the plan pursuant to payroll deduction elections if such purchases are permitted in the future. This Policy does apply, however, to certain elections that may be made under the 401(k) plan, including (a) an election to increase or decrease the percentage of periodic contributions that will be allocated to the Company stock fund, if any, (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) an election to borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of a participant’s Company stock fund balance, and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

iv.
Employee Stock Purchase Plan. This Policy will not apply to purchases of Company stock in the Company’s employee stock purchase plan, if any, resulting from periodic contributions of money to the plan pursuant to the elections made at the time of enrollment in the plan if such purchases are permitted in the future. This Policy also will not apply to purchases of Company stock resulting from lump sum contributions to the plan, provided that the participant elected to participate by lump-sum payment at the beginning of the applicable enrollment period if such purchases are permitted in the future. This Policy does apply to a participant’s election to participate in, or increase or decrease, his or her participation in the plan, and to a participant’s sales of Company stock purchased pursuant to the plan.

v.
10b5-1 Plans. This Policy does not apply to purchases or sales of Company stock made under a trading plan adopted pursuant to SEC Rule 10b5-1(c) (17 C.F.R. § 240.10b5-1(c)) (a “Rule 10b5-1 Plan”). No trades shall be treated as having been made pursuant to a Rule 10b5-1 Plan under this Policy unless:

(a)	The Rule 10b5-1 Plan specifies the price, amount and date of trades or provides a formula or other mechanism to be followed and otherwise complies with the requirements of Rule 10b5-1;
(b)
The Rule 10b5-1 Plan is entered in accordance with Section 6.viii and is approved by the Insider Trading Compliance Officer (for the avoidance of confusion, a proposed Rule 10b5-1 Plan may be submitted to the Insider Trading Compliance Officer for review during a Blackout Period but the Plan may not be entered into during a Blackout Period.); and

(c)	The person establishing the Rule 10b5-1 Plan has certified to the Insider Trading Compliance Officer in writing on the date that the Rule 10b5-1 Plan is formally established, that:
(i)
Such person is not in possession of Material Nonpublic Information concerning the Company and all such trades to be made pursuant to Rule 10b5-1 Plan will be made in accordance with the Exchange Act, the Securities Act of 1933, as amended, and applicable state securities laws;

(ii)	The Rule 10b5-1 Plan complies with the requirements of Rule 10b5-1;
(iii)
The Rule 10b5-1 Plan to be adopted includes representations that (1) the person is not aware of any Material Nonpublic Information about the Company; and (2) the person is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1;

(iv)
If the person is a director or Section 16 officer, such person will not begin trading under the plan until the later of: (1) 90 days after the adoption of the Rule 10b5-1 Plan; or (2) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the plan is being adopted (but not to exceed 120 days following the date the plan was adopted or modified).  A new “cooling off” period will be triggered by a modification to the amount, price or timing of a purchase or sale (including changes to related formulas or algorithms under an existing plan). Any such modifications will be treated as a cancellation to the existing plan and the adoption of a replacement;

(v)
If the person is not a director or Section 16 officer, such person will not begin trading under the plan until 30 days after the adoption of the Rule 10b5-1 Plan. A new “cooling off” period will be triggered by a modification to the amount, price or timing of a purchase or sale (including changes to related formulas or algorithms under an existing plan). Any such modifications will be treated as a cancellation to the existing plan and the adoption of a replacement;

(vi)	The person may not have another outstanding (and may not subsequentially enter into any additional) Rule 10b5-1 Plan for purchases or sales of securities of the Company during the same period; and
(vii)	The person may not have more than one single-trade Rule 10b5-1 Plan during any 12-month period.
No such approval by the Insider Trading Compliance Officer shall be considered the Insider Trading Compliance Officer’s or the Company’s approval that the Rule 10b5-1

Plan satisfies the requirements of Rule 10b5-1. It shall be the sole responsibility of the person establishing the Rule 10b5-1 Plan to ensure that such plan complies with the requirements of Rule 10b5-1. The existence of the foregoing approval procedures does not in any way obligate the Insider Trading Compliance Officer to approve any Rule 10b5-1 Plan. The Company reserves the right to require that additional provisions be included in a Rule 10b5-1 Plan with the objective of complying with Rule 10b5-1. The Insider Trading Compliance Officer may reject any trading requests or Rule 10b5-1 Plans at his or her sole reasonable discretion. The Company also reserves the right to require that transactions under a Rule 10b5-1 Plan be suspended during periods when the Company believes that legal, contractual or regulatory restrictions could prohibit such transactions or make them undesirable. These might include periods during which persons subject to this Policy have agreed with underwriters that they will not sell securities of the Company for specified periods before and after a public offering, or periods in proximity to a public offering during which SEC Regulation M prohibits purchases by affiliates.
8.	POTENTIAL CRIMINAL AND CIVIL LIABILITY AND/OR DISCIPLINARY
ACTION
i.
Liability for Insider Trading. Any director, officer or employee who engages in a transaction in the Company’s securities at a time when they have knowledge of Material Nonpublic Information may be subject to civil and criminal penalties and sanctions, including imprisonment, criminal fines, civil penalties and SEC civil enforcement injunctions.

ii.
Liability for Tipping. Any director, officer or employee who tips (“tippers”) a third party (commonly referred to as a “tippee”) may also be liable for improper transactions by tippees to whom they have tipped Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. Tippers and tippees would be subject to the same penalties and sanctions as described above, and the SEC has imposed large penalties even when the tipper or tippee did not profit from the trading. The SEC, the stock exchanges and Nasdaq use sophisticated electronic surveillance techniques to uncover insider trading.

iii.
Control Persons. The Company and its supervisory personnel, if they fail to take appropriate steps to prevent illegal insider trading, may in certain circumstances, be subject to the significant civil and criminal liabilities. The civil penalties can extend personal liability to the Company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

iv.
Possible Company-Imposed Disciplinary Actions. Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

v.
Section 16 Liability - Directors and Officers. Directors and certain officers of the Company must also comply with the reporting obligations and limitations on short- swing profit transactions set forth in Section 16 of the Exchange Act. The practical effect of these provisions is that these officers and directors who purchase and sell the Company’s securities within a six-month period must disgorge “all profits” to the Company whether or not they had knowledge of any Material Nonpublic Information. Under these provisions, and so long as certain other criteria are met, neither the receipt of stock or stock options under the Company’s stock plans, nor the exercise of options nor the receipt of stock under the Company’s employee stock purchase plan, dividend reinvestment plan or the Company’s 401(k) retirement plan is deemed a purchase that can be matched against a sale for Section 16(b) short swing profit disgorgement purposes; however, the sale of any such shares so obtained is a sale for these purposes. Moreover, no such director or officer may ever make a short sale of the Company’s common stock which is unlawful under Section 16(c) of the Exchange Act. The Company has notified its directors and executive officers who have been designated by the board of directors as subject to the reporting provisions and trading restrictions of Section 16 of the Exchange Act, and the underlying rules and regulations promulgated by the SEC (such persons, “Section 16 Individuals”). Section 16 Individuals must obtain prior approval of all trades in Company securities from the Insider Trading Compliance Officer in accordance with the pre-clearance procedures set forth in paragraph 6.viii above.

The rules on recovery of short swing profits are absolute and do not depend on whether a person has Material Nonpublic Information. The rules for computing “profits” are also absolute and large amounts may be deemed profits even when a trader has not received any economic benefit.
9.	INQUIRIES
Please direct questions as to any of the matters discussed in this Policy to the Company’s Insider Trading Compliance Officer at the following address:
Chief Financial Officer
The York Water Company
130 East Market Street
York, PA 17401

EXHIBIT A
Designated Insiders

Directors
Officers of the Company
Controller
Accounting Manager
Finance Manager
Information Technology Manager
Oracle Applications Engineer
Investor Relations Administrator